SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, September 27, 2019

To

B3 S.A. – Brasil, Bolsa, Balcão

Attn:      Ana Lucia da Costa Pereira

               Issuer Listing & Oversight Department

cc: Securities and Exchange Commission of Brazil (CVM)

Attn:      Fernando Soares Vieira – Company Relations Superintendent

Francisco José Bastos Santos – Market and Intermediary Relations Superintendent

Ref: Official Letter 876/2019-SLS

Request for clarification on news reports

To whom it may concern,

In response to Official Letter 876/2019-SLS received from B3 S.A. – Brasil, Bolsa, Balcão, whereby you request that Braskem S.A. (“Braskem” or “Company”) provide clarifications on the news report published on September 26, 2019 in the newspaper Valor Econômico, as transcribed below.

“Braskem S.A.

Attn: Pedro van Langendonck Teixeira de Freitas

Investor Relations Officer

Re.: Request for clarification on news reports

Dear Sirs,

An article published in the newspaper Valor Econômico on September 26, 2019, entitled “Odebrecht e bancos intensificam busca de acordo sobre Braskem” [free translation: Odebrecht and banks intensify efforts for an agreement on Braskem,”] includes, inter alia, the following information:

1.           The expectation is that Braskem will be put up for sale once again in 2020;

2.           Odebrecht is urgently seeking an agreement regarding the future of Braskem’s shares held by banks and the payment of dividends related to 2018;

3.           Lazard, the investment bank that led the attempted sale of the company to LyondellBasell, is working on a proposal for this process.

We request clarifications on the above items by September 27, 2019, including whether or not you confirm the information and any other information deemed relevant.”

In this respect, Braskem clarifies that it has inquired Odebrecht regarding the abovementioned requests for clarification, and Odebrecht responded as follows:

Rua Lemos Monteiro, 120 - 22º andar | Butantã São Paulo – SP | Brasil | CEP 05501 050 Tel. 55 11 3576 9000 | Fax 55 11 3576 9073 www.braskem.com

 “1. The expectation is that Braskem will be put up for sale once again in 2020.

Odebrecht continues to work on alternatives to create value for Braskem and for all of its shareholders, and informs that, at this moment, no decision has been made regarding the sale of its equity interest in Braskem in 2020.

2. Odebrecht is urgently seeking an agreement regarding the future of Braskem’s shares held by banks and the payment of dividends related to 2018

Odebrecht also continues to engage in constructive negotiations with its creditors, including the beneficiaries of the fiduciary sale of Braskem’s shares and, at this moment, there is no definition of the such matters.

3. Lazard, the investment bank that led the attempted sale of the company to LyondellBasell, is working on a proposal for this process.

Finally, Odebrecht informs that Lazard is still retained as an advisor on strategies to add value to Braskem.”

We remain available to provide any further clarifications that may be deemed necessary.

Sincerely,

Braskem S.A.

Pedro van Langendonck Teixeira de Freitas

Investor Relations Officer

Rua Lemos Monteiro, 120 - 22º andar | Butantã São Paulo – SP | Brasil | CEP 05501 050 Tel. 55 11 3576 9000 | Fax 55 11 3576 9073 www.braskem.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.